Act: 1934
Section: 15(d)
Rule:
Public Availability: 6/24/2005

June 24, 2005

05059007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Southern Investors Service Company, Inc. (the "Company")
Incoming letter dated June 17, 2005

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Company does not file periodic reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, until such time as the liquidation of the Company is completed.

During the pendency of its liquidation proceedings under Chapter 11 of the Bankruptcy Code, the Company will file, under cover of Form 8-K:

- all financial reports that are required to be filed with the Bankruptcy Court within four business days after such reports are required to be filed with the Bankruptcy Court; and
- disclosure regarding material events relating to the liquidation, the likelihood of any liquidation payments being made to security holders; and the amounts of any liquidation payments and expenses.

When the liquidation of the Company is completed, the Company will file:

- a final report on Form 8-K;
- complete the steps necessary to terminate the existence of the Company; and
- file a Form 15 to terminate the Company's reporting obligations under the Exchange Act.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,

Carol M. McGee
Deputy Chief Counsel

66849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

June 24, 2005

Ms. Diana M. Hudson
Andrews & Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002

RE: Southern Investors Service Company Inc.

Dear Ms. Hudson:

In regard to your letter of June 17, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Special Counsel

ANDREWS
ATTORNEYS KURTH LLP

600 Travis, Suite 4200
Houston, Texas 77002
713.220.4200 Phone
713.220.4285 Fax
andrewskurth.com

RECEIVED
2005 JUN 21 PM 5:07
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Exchange Act Section 13(a);
Staff Legal Bulletin No. 2

June 17, 2005

Via Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Southern Investors Service Company, Inc. — Request to Suspend Periodic Reporting Due to Chapter 11 Bankruptcy under Division of Corporation Finance, Staff Legal Bulletin No. 2 (April 15, 1997)*

Dear Ladies and Gentlemen:

On behalf of our client, Southern Investors Service Company, Inc., a Delaware corporation (the "Company"), we hereby request that the staff (the "Staff") of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") issue a no-action letter advising us that the Staff will not recommend enforcement action to the Commission if the Company follows the modified reporting procedures set forth herein. The Company's common stock, $1.00 par value per share (the "Common Stock"), has been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, as such, the Company currently is required to file periodic reports under Section 13(a) of the Exchange Act. The Company has informed us that it is a "small business issuer" in the meaning of Rule 12b-2 under the Exchange Act.

Based on Exchange Act Release 9660 (June 30, 1972) (the "Release"), Staff Legal Bulletin No. 2 (April 15, 1997) ("SLB No. 2") and prior no-action correspondence, in lieu of continuing to file quarterly and annual reports under the Exchange Act, the Company proposes to file with the Commission, under cover of a Current Report on Form 8-K, copies of the periodic financial reports that are required to be filed with the United States Bankruptcy Court under Bankruptcy Rule 2015, as well as other material information concerning developments in the Company's bankruptcy proceedings. The Company has indicated to us that it will continue to comply with all other requirements of the Exchange Act, including (but not limited to) Section 14A regarding the solicitation of proxies.

For your convenience, this letter replaces in its entirety our letter to you dated May 5, 2005.

Background and Discussion

On April 8, 2005, the Company filed a voluntary petition for relief under Chapter 11 ("Chapter 11") of Title 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the "Bankruptcy Court"), Case #05-35538-H4-11 (the "Chapter 11 Proceeding"). On May 16, 2005, the Company filed with the Bankruptcy Court a proposed plan of liquidation. The proposed plan of liquidation calls for, and the Company's management has informed us that any and all other Chapter 11 plans that may be proposed will call for, the disposition of the Company's remaining assets and the distribution of all the net proceeds from the disposition to the Company's creditors. The existing officers and directors of the Company continue to oversee operation of the Company's business as a debtor in possession, pursuant to sections 1107 and 1108 of the Bankruptcy Code, and subject to the requirements of the Bankruptcy Code, which include court approval of matters outside the ordinary course of business.

This letter includes the following information as set forth in SLB No. 2:

A. Information Regarding Disclosure of Financial Condition

1. *Whether the issuer complied with its Exchange Act reporting obligations before its Bankruptcy Code filing*

The Company filed its Annual Report on Form 10-KSB for the year ended December 31, 2003 (the "2003 10-KSB") on March 29, 2004 (as amended on April 30, 2004 and May 11, 2004) and its 2004 Quarterly Reports on Form 10-QSB on May 13, 2004, August 13, 2004 and November 12, 2004. The Company filed a Current Report on Form 8-K reporting the Chapter 11 filing on April 12, 2005. The Company (i) filed a Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-KSB for the year ended December 31, 2004 (the "2004 10-KSB") on March 30, 2005 and (ii) filed the 2004 10-KSB on April 15, 2005. In addition, the Company (i) filed a definitive proxy statement on Schedule 14A relating to the Company's 2005 annual stockholders meeting on April 26, 2005, (ii) filed a Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-QSB for the period ended March 31, 2005 (the "First Quarter 2005 10-QSB") on May 13, 2005, (iii) filed the First Quarter 2005 10-QSB on May 23, 2005 and (iv) filed a Current Report on Form 8-K on May 25, 2005 including (as an exhibit thereto) a copy of the April monthly operating report that the Company filed with the Bankruptcy Court on May 20, 2005. Based on these filings, we believe that the Company is current in its Exchange Act reports, including for the 12 months before the filing of its Chapter 11 Proceeding.

2. *When the issuer filed its Form 8-K announcing its bankruptcy filing; whether the issuer made any other efforts to advise the market of its financial condition*

As discussed above, the filing of the Chapter 11 Proceeding was made on April 8, 2005. A Form 8-K reporting the filing of the Chapter 11 Proceeding was due by April 14, 2005. The Form 8-K reporting the filing of the Chapter 11 Proceeding was filed with the Commission on April 12, 2005.

The Company's recent Exchange Act reports have included substantially the following disclosure regarding the Company's financial condition (as quoted from the 2003 10-KSB):

> Southern Investors Service Company, Inc., (the Company), was incorporated under the laws of the State of Delaware in 1972. Prior to 1990, the Company was engaged in the ownership and development of real estate primarily in the Houston, Texas area. The operations of the Company were significantly reduced during 1990, as a result of various debt settlements with lenders and other creditors. These settlements resulted in the transfer of substantially all of the Company's holdings to its creditors. The Company's operations since 1990 have been limited to attempts to settle or restructure the

Company's remaining liabilities. The Company's operations also included the management of residential developments and two office buildings owned by others. During 1998, the majority of these residential projects were sold by the owners and therefore the Company no longer is managing these projects. Effective January 1, 1999, the Company ceased all management activity and all employees related to this activity were terminated.

The Company determined in late 1999 that the sale of Lajitas (a resort property in west Texas), its sole remaining operating asset, would facilitate the Company's ability to settle its existing liabilities most favorably. As a result, the Company retained the National Auction Group, Inc., (National Auction) to conduct an auction of Lajitas. The auction was conducted on February 24, 2000 and the property was sold for $3,950,000. The sale of the Lajitas property closed on May 2, 2000. During 2000, the Company realized a gain on the sale of Lajitas of $755,000 and received net cash proceeds of approximately $2.4 million, after the payment of a mortgage note related to the property sold. . . .

The Company has attempted to use the net proceeds from the sale of Lajitas to settle or restructure existing debt, of which approximately $4,869,000 (plus accrued interest) has matured and is currently past due, and to realize the carrying amount of its remaining assets. On March 26, 2002, the Board of Directors of the Company determined that the best alternative to settle the Company's existing debt was to file a voluntary petition for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code (Chapter 11) with the United States Bankruptcy Court (Bankruptcy Court). The Company is in the process of preparing a plan of liquidation . . . . Any such plan of liquidation submitted to the Bankruptcy Court will call for the disposition of the Company's remaining assets and the distribution of all the net proceeds from the disposition to the Company's creditors.

The Financial Statements have been prepared using the historical cost basis of accounting. Management of the Company believes the historical cost basis of accounting states assets at approximately their liquidation values and states the Company's liabilities at their historical amounts. It is not presently determinable what amounts the creditors will agree to accept in settlement of the obligations due them. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the Company believes that the equity of the Company has, and will continue to have, no value and that any Chapter 11 plan confirmed by the Bankruptcy Court will result in the elimination of the equity interests of all of the Company's stockholders. The Company anticipates that it will take approximately nine months to complete its liquidation process; however, any and all Chapter 11 plans that may be proposed will be subject to obtaining all necessary approvals, including but not limited to creditor votes and judicial determinations of confirmability. There can be no assurance, therefore, as to how long it may take to complete the Company's liquidation process.

3. *Whether the issuer is able to continue Exchange Act reporting; whether the information in modified reports is adequate to protect investors*

The Company currently has no active business, and is in the process of a wind-down of its cash, accounts receivable and limited remaining assets. The Company has no employees and only 3 persons who are tasked with the responsibility of assisting in the wind up of the Company's remaining affairs pursuant to an oral management agreement.

Several factors lead us to the conclusion that modification of the Exchange Act's reporting requirements in this instance is justified and consistent with the protection of investors. First, as noted above, the Company has no employees and only 3 persons who are tasked with the responsibility of assisting in the wind up of the Company's remaining affairs pursuant to an oral management agreement. In addition, the Company's strategy is to liquidate its assets in an orderly manner. Accordingly, there is no meaningful description of its business required by Item 101 of Regulation S-B. All information material to holders of its public securities have been informed with all information meaningful to them. Management of the Company remains subject to the approval of the Bankruptcy Court.

Second, because of the Company's current financial position, it is incapable of absorbing the costs associated with making Form 10-KSB and Form 10-QSB filings, including the preparation of audited and unaudited financial statements not otherwise required by the Bankruptcy Court. According to the First Quarter 2005 10-QSB, as of March 31, 2005, the Company had total assets of approximately $2,321,000 and total liabilities of approximately $8,664,000. As discussed below in Section B of this letter, there is anticipated to be no value remaining for the stockholders in any plan of liquidation. The costs of additional Form 10-KSB and Form 10-QSB filings simply reduce the amounts available to creditors of the Company.

Third, the Company believes that it has already disclosed, and the market for its Common Stock has absorbed, all material information regarding the Company's financial condition and activities. As noted above, there is not currently, and will not be, any additional operations to report.

The Company's management has represented to us, and authorized us to represent hereby, that (1) the filing of periodic reports would present an undue hardship; and (2) the information contained in the reports filed with the Bankruptcy Court pursuant to the Bankruptcy Code is sufficient for the protection of investors while the Company is subject to the jurisdiction of the Bankruptcy Court.

B. Information Regarding the Market for the Issuer's Securities

According to the Company's management, the Common Stock has been publicly traded since 1972. The Common Stock was traded on the NASDAQ National Market System (NASDAQ Symbol "MSHR") until August 30, 1989 and traded in the over-the-counter market under the same NASDAQ symbol until September 22, 1989, at which time the Common Stock was deleted from the NASDAQ system. After September 22, 1989, the Common Stock continued to trade for a few years in the over-the-counter market, but was not quoted on the NASDAQ system. The 2004 10-KSB states that (a) currently there is no public trading market for the Common Stock, (b) according to Pink Sheets, LLC (formerly known as National Quotation Bureau, Incorporated), the last reported bid price of the Common Stock was $0.0625 per share on June 18, 1993, and (c) there were no prices quoted after that date. In addition, during 2002, Pink Sheets, LLC received notice of the trading of an aggregate of 15,500 shares at $0.0001 per share. The Company's management is not aware of any market makers for the Common Stock.

C. Timing of the Issuer's Request for Modified Reporting

Based on the information set forth above, we believe that the Company is current in its Exchange Act reporting after the filing of its Chapter 11 Proceeding and through the date of this request for modified reporting.

Conclusion of this Request

In the Release, the Commission expressed a willingness to modify reporting requirements when doing so would be consistent with the protection of investors. We respectfully submit that this is one such instance and request the Staff's concurrence in this assessment.

We respectfully request that the Staff issue a no-action letter advising us that it will not recommend enforcement action to the Commission if the Company, in lieu of filing periodic reports on Forms 10-KSB and 10-QSB in accordance requirements of Section 13(a) of the Exchange Act, instead files with the Commission, under cover of a Current Report on Form 8-K, copies of the periodic financial reports that are required to be filed with the United States Bankruptcy Court under Bankruptcy Rule 2015 within 4 business days of their submission to the Bankruptcy Court, together with a final filing on Form 8-K in accordance with Item 1.03(b) thereof.

The Company acknowledges that the request above in no way modifies, and that it still must satisfy, all other provisions of the Exchange Act, including filing of Current Reports on Form 8-K and satisfying the proxy, issuer tender offer and going-private provisions. Without limiting the foregoing, the Company will file a Form 8-K to disclose any material events relating to its bankruptcy proceedings, including disclosure regarding whether any liquidation payments will be made to security holders and, if applicable, the amount of any liquidation payments, the amount of any expenses incurred and any other material events relating to any liquidation.

The Company does not expect to emerge from the Chapter 11 Proceeding with any requirement to file periodic reports for a reorganization plan. The Company acknowledges its obligations after any liquidation plan becomes effective to disclose material events relating to a liquidation on Form 8-K and to file a final Form 8-K to report that event. In addition, the Company acknowledges that it will file a Form 15 to terminate the Company's reporting obligations under the Exchange Act upon the earlier to occur of (a) the completion of the Company's liquidation or (b) the date as of which all issued and outstanding shares of Common Stock are held of record by fewer than the applicable number of persons set forth in Rule 12g-4(a)(1) under the Exchange Act.

The Company further acknowledges that in filing any modified reports above it will not be "current" in its Exchange Act reporting, with respect to those reports while the Chapter 11 Proceeding is pending, for the purposes of: (i) determining eligibility to use Securities Act Form S-2 or S-3; (ii) satisfying the current public information requirement of Securities Act 144(c)(1); or (iii) satisfying the reporting issuer definition of Rule 902(1) of Regulation S.

We appreciate the Division's assistance with this matter. In the event that you have any questions or wish to discuss the matter further, please feel free to contact the undersigned at (713) 220-4744. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided.

In accordance with Securities Act Release No. 33-6269 (December 5, 1980), enclosed are seven (7) additional copies of this letter. We would appreciate it if you would acknowledge receipt of this letter by date-stamping the extra enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Diana M. Hudson

Diana M. Hudson

cc: Eric Schumann
Gary Miller
Chris Wade
Basil Umari